SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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SCHEDULE 13D/A*

under the Securities Exchange Act of 1934 **

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VITRO, S.A.B. de C.V.

(Name of Issuer)

_________________________

Common Shares, without par value

American Depositary Shares (evidenced by American Depositary Receipts), each of which represents 3 Ordinary Participation Certificates (Certificados de Participacion Ordinarios) ("CPOs"), which each represents one Common Share, without par value

(Title of Class of Securities)

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928502 30 1

(CUSIP Number)

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Claudio L. Del Valle

Vitro, S.A. de C.V.

Ave. Ricardo Margain No. 400

Col. Valle del Campestre, 66265

San Pedro Garza Garcia

Nuevo Leon, Mexico

(52) (81) 8863-1200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

_________________________

July 27, 2009

(Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s 240.13d-7(b) for other parties to whom copies are to be sent.

* This statement constitutes Amendment No. 6 of the Report on Schedule 13D of the reporting group consisting of Mr. Sada Trevino and Mrs. Gonzalez de Sada.

** The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

(Continued on following pages)

CUSIP No. 928502 30 1

CUSIP No. 928502 30 1

Item 1. Security and Issuer.

This Schedule 13D relates to common shares, without par value (the "Shares"), of Vitro, S.A.B. de C.V., a corporation incorporated under the laws of the United Mexican States ("Vitro"). This report on Schedule 13D constitutes Amendment No. 6 to the report on Schedule 13D filed with the Commission by the reporting group consisting of Mr. Sada Trevino (deceased) and Mrs. Gonzalez de Sada (the "Reporting Group") on June 29, 2001 (the "Reporting Group 13D"). The Shares are listed on the New York Stock Exchange in the form of American Depositary Shares ("ADSs"), each of which represents 3 Ordinary Participation Certificates (Certificados de Participacion Ordinarios) ("CPOs"). Each CPO represents one Share. The address of Vitro's principal executive offices is Avenida Ricardo Margain No. 400, Col. Valle del Campestre, 66265, San Pedro Garza Garcia, Nuevo Leon, Mexico.

Item 2. Identity and Background.

(a), (b), (c), (f) This Amendment No. 6 to Schedule 13D is being jointly filed on behalf of (i) Mr. Adrian Sada Trevino (deceased), a citizen of the United Mexican States ("Mr. Sada"), by (ii) Mrs. Maria Nelly Gonzalez de Sada, a citizen of the United Mexican States ("Mrs. Sada"). Mr. Sada and Mrs. Sada were husband and wife.

Mr. Sada was a member of the Board of Directors of Vitro since 1969 until he passed away on October 13, 2008. From 1972 to 1991, Mr. Sada was the Chairman of the Board of Directors of Vitro. Mr. Sada was the Honorary Chairman of the Board of Directors of Vitro and Chairman of the Board of Fundacion Martinez Sada, a charitable organization. Mrs. Sada has no present occupation. Mrs. Sada's business address is Avenida Ricardo Margain No. 400, Col. Valle del Campestre, 66265, San Pedro Garza Garcia, Nuevo Leon, Mexico.

(d), (e) During the last five years, neither Mr. Sada nor Mrs. Sada has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On October 13, 2008, Mr. Adrian Sada Trevino passed away and from December 2008 to May 2009 all of his and Mrs. Sada's shares (17,664,531) were bequeathed to their four children.

Item 4. Purpose of Transaction.

The Shares that are the subject of this Amendment No. 6 to Schedule 13D are an aggregate of 17,664,531 Shares that were bequeathed by Mr. Sada and Mrs. Sada to their four children.

Item 5. Interest in Securities of the Issuer.

(a) Rows (11) and (13) of the cover pages to this Amendment No. 6 to Schedule 13D are hereby incorporated by reference. Mrs. Sada does not beneficially own any shares.

Mrs. Sada's Children (Mr. Adrian Sada Gonzalez, Mr. Federico Sada Gonzalez, Ms. Alejandra Sada Gonzalez and Mrs. Maria Nelly Sada de Yarte), her Children's spouses and her grandchildren own an aggregate of 104,011,051 Shares, representing 26.9% of the total outstanding Shares. Mr. Adrian Sada Gonzalez is currently the Chairman of the Board of Directors of Vitro. Mrs. Sada disclaims beneficial ownership of the Shares owned by her Children, her Children's spouses and her grandchildren.

(b) Not applicable.

(c) There were no transactions in the Shares that were effected during the past sixty days by Mr. Sada or Mrs. Sada, except as described in this Amendment No. 6 to Schedule 13D.

(d) No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by Mr. Sada ot Mrs. Sada.

(e) On October 13, 2008, Mr. Adrian Sada Trevino passed away and from December 2008 to May 2009 all of his and Mrs. Sada's shares (17,664,531) were bequeathed to their four children. As a result of Mr. Sada Trevino's death, Mr. Sada Trevino and Mrs. Sada ceased to be beneficial owners of more than five percent of the outstanding shares of the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in this Amendment No. 6 to Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any person with respect to any securities of Vitro, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. No securities are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to Be Filed as Exhibits.

Not applicable to this Amendment No. 6 to Schedule 13D.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 27, 2009

by /s/ Maria Nelly Gonzalez de Sada

Maria Nelly Gonzalez de Sada